SUNBURST ACQUISITIONS IV, INC.

595 Howe Street, Suite 206

Vancouver, BC V6C 2T5

July 21, 2005

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:

Sunburst Acquisitions IV, Inc. (the “Company”)

Registration Statement on Form SB-2

Filed November 12, 2004

File No. 333-120424

Ladies and Gentlemen:

We previously filed the above-reference Form SB-2 registration statement and hereby request that such registration statement be withdrawn at your earliest convenience.  No securities were offered or sold pursuant to this registration statement.  We request this withdrawal because the Company intends to seek additional private financing. Please apply the Company’s filing fee to its account with the SEC.

If you have any questions concerning this matter, please contact Stephen Fleming at (212) 930-9700.

Thank you for your assistance in this matter.

SUNBURST ACQUISITIONS IV, INC.

By: /s/ Terry Fields

President